Exhibit 15 (c)

Description of Industry Terms

Computed tomography

CT is a radiographic technique that involves the computerized reconstruction of a tomographic plane of the body (a slice) from a large number of collected X-ray absorption measurements taken during a scan around the body’s periphery. CT scanners produce thin cross-sectional images of the human body, revealing both bone and soft tissues, including organs, muscles and tumors. CT is clinically useful in a wide variety of imaging exams, including spine and head, gastrointestinal, and vascular.

Magnetic resonance

MRI is a diagnostic radiological modality that uses strong electromagnetic fields and radiofrequency (RF) radiation to translate hydrogen nuclei distribution in body tissue into computer-generated images of anatomic structures. The excellent contrast of magnetic resonance images allows clinicians to clearly see the details of tissue structure, including soft tissue, and to distinguish normal from diseased tissue in order to diagnose and track the progress and treatment of disease. An important advantage of MRI over radiographic imaging methods like computed tomography (CT) is that it does not use ionizing radiation.

Nuclear medicine

Nuclear medicine is the clinical discipline concerned with the diagnostic and therapeutic use of radioactive isotopes (radioisotopes). In diagnostic nuclear medicine procedures small amounts of radioactive materials are introduced into the body. Because they are attracted to specific organs, bones or tissues, the emissions they produce can provide crucial information about a particular type of cancer or disease. Certain imaging procedures, including PET scanning, employ radioisotopes to provide real-time visuals of biochemical processes. In a gamma camera system, a special camera can rotate around the body, picking up radiation emitted by an injected substance. A computer then produces a digitized image of a particular organ. Information gathered during a nuclear medicine technique is more comprehensive than other imaging procedures because it describes organ function, not just structure. The result is that many diseases and cancers can be diagnosed in an earlier stage.

PET

Positron emission tomography, also called PET or a PET scan, is a diagnostic nuclear medicine technique that examines the biological origins of disease so that illness may be diagnosed and treated at an earlier stage and more effectively. A PET scanner provides biologic images based on the detection of subatomic particles. These particles are emitted from a radioactive substance given to the patient. PET allows physicians to visualize the patient’s whole body with just one scan. Unlike X-ray, CT, or MRI, which show only body structure, PET images show the chemical functioning of an organ or tissue. The scan is able to identify areas with increased activity, such as cancer cells, thus detecting tumors unseen by other imaging techniques.

PACS

Picture archiving and communication systems (PACS) are extremely versatile data storage and retrieval systems that facilitate the transfer and viewing of digital images and patient data throughout a healthcare facility. Typically, a PACS network consists of a central server which stores a database containing the images. This server is connected to one or more clients via a local or wide-area network which provide and/or utilize the images.

Pixel Plus

Pixel Plus, Pixel Plus 3 HD, and now Perfect Pixel HD engine, are video-processing technologies that make on-screen images even more realistic, providing amazing sharpness, true natural detail, brilliant colors and incredible depth impression.

Ambilight

Ambilight technology analyzes – in real time – incoming television signals and projects lighting onto the wall behind the set, enveloping the viewing environment in color that matches the content on the television. Ambilight 2, 3 and Spectra technology adapt independently to colors on the perimeter of the screen (stereo), creating an even more immersive experience. The Aurea and Aurea 2 lines use the Ambilight Spectra technology with active frame, creating sensorial halo and adding additional dimension to the viewing experience.

Blu-ray

Blu-ray is the name of the next-generation optical disc format jointly developed by the Blu-ray Disc Association (BDA), a group of the world’s leading consumer electronics, personal computer and media manufacturers (including Apple, Dell, Hitachi, HP, JVC, LG, Mitsubishi, Panasonic, Pioneer, Philips, Samsung, Sharp, Sony, TDK and Thomson). The format was developed to enable recording, rewriting and playback of high-definition video, as well as storing large amounts of data. A single-layer Blu-ray Disc can hold 25 Gb, which can be used to record over two hours of high-definition television or more than 13 hours of standard-definition television. The new format uses a blue-violet laser instead of a red, hence the name Blu-ray. The benefit of using a blue-violet laser (405 nm) is that it has a shorter wavelength than a red laser (650 nm), which makes it possible to focus the laser spot with even greater precision. This allows data to be packed more tightly and stored in less space.

CosmoPolis

CosmoPolis is a complete system featuring lamp technology specially developed for outdoor lighting, driven by electronic gear and incorporated in a brand-new miniaturized optic.

LEDline

An LED (light-emitting diode), also referred to as Solid-State Lighting is, in effect, a light-producing chip. Just like computer chips, LEDs are semiconductors: by using thin layers of different materials the LED lets electricity through in only one direction, thus creating light. The color of the light depends on the materials used. There are red, yellow, green and blue LEDs.

High-brightness LEDs (the area where Lighting, through its joint venture with Agilent Technologies, has a leadership position) are already being used in signaling applications ranging from traffic signaling to signage lighting and car rear lighting, as well as for back-lighting of mobile displays.

LCD backlighting

An LCD (liquid-crystal display) is basically a selective light filter. It does not in itself emit light, but rather selectively reflects ambient light, striking the display from the front or selectively filtering light passing through the display from the back. In most cases, particularly with color displays, the display brightness produced by ambient lighting is inadequate, and a light source must be placed behind the LCD, backlighting it.

LUXEON

Philips Lumileds’ patented LUXEON(R) power light sources combine the brightness of conventional lighting with the small, footprint, long life and other advantages of LEDs.

OLED (Organic LED)

OLEDs (stands for organic light-emitting diodes) are a class of solid-state light sources, which are flat, thin, and very lightweight. OLEDs generate a diffuse, non-glaring illumination with high color rendering. OLEDs could also be used in lighting systems with controllable color, allowing users to customize their light atmosphere. Furthermore, as a highly efficient light source, the technology has the potential to achieve substantial energy savings, without compromising color rendering or switching speed.

LivingColors

Philips’ LivingColors is a LED light source that shines colored light onto a wall or corner of a room. Offering up to 16 million color combinations, LivingColors incorporates the latest LED technology.

AmbiScene lighting

Philips AmbiScene is a flexible lighting concept designed to help retailers create shopping experiences. It can change the light in many ways, instantly or over time at the push of a button, addressing different shopper moments and supporting recognizable store concepts, atmospheres, product presentation and retail promotions.

Voice-over-Internet Protocol

Voice-over-Internet Protocol (VoIP) is the routing of voice conversations over the Internet or any other IP-based network. The voice data flows over a general-purpose packet-switched network, instead of traditional dedicated, circuit-switched voice transmission lines. Voice-over-IP traffic might be deployed on any IP network, including ones lacking a connection to the rest of the Internet, for instance on a private building-wide LAN.

ECG

An electrocardiogram (ECG or EKG) is a recording of the electrical activity of the heart over time produced by an electrocardiograph, usually in a noninvasive recording via skin electrodes.

Ambient Experience Design

Ambient Experience Design solutions focus on the values and needs of both patients and medical staff, addressing the total experience flow. They integrate architecture and technology (e.g. lighting, sound, vision, RFID) to create spaces that the patient can personalize.

Digital Enhanced Cordless Telecommunications

Digital Enhanced Cordless Telecommunications (DECT) is a European telecommunications standard for digital portable phones, commonly used in both the home and in the workplace. DECT is recognized as meeting the International Mobile Telecommunications-2000 (IMT-2000) standards, thus qualifying as a 3G system.

Compact Fluorescent Lamp integrated

Compact Fluorescent Lamp integrated (CFLi) lamps are 80% more energy-efficient than incandescent lamps, and are easily interchangeable. Integrated CFLs work well in standard incandescent light fixtures, lowering the overall cost of ownership since they can reuse the existing infrastructure.